FAIRVIEW ENERGY CORPORATION, INC.
                                 585 MILSOM WYND
                             DELTA, BRITISH COLUMBIA
                                 CANADA, V4M 2T6
                            TELEPHONE: (604)943-5200
                               Fax: (604)943-5209


February 24, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:  Perry Hindin

Dear Sirs:

Re:      Fairview Energy Corporation, Inc.
         Registration Statement on Form SB-2 - File #333-130906
         ------------------------------------------------------
We are in receipt of your letter dated February 3, 2006 concerning deficiencies in our registration statement on Form SB-2. We have addressed your comments as follows:

Registration Fee Table
----------------------
1. Provide references to the specific provisions of Rule 457 in which you rely.

         We have indicated that we are relying on Rule 457(o).

Summary, page 5
---------------
2. Please clarify in your summary and throughout your prospectus whether you intend to build one hydroelectric project or multiple projects and clarify whether the estimated costs discussed in the fifth paragraph are for one project or for multiple projects.

         We have clarified in our summary and throughout our prospectus that initially, we intend to build one hydroelectric project in British Columbia.

Risk Factors, page 7
--------------------
3. We note that you may raise additional funds through the sale of your common stock. Please expand your risk factor disclosure to discuss the potential dilutive effects that could be presented to your existing shareholders from future sales of your equity.

         We have added the following risk factor:

         "AS A RESULT OF US SELLING ADDITIONAL COMMON STOCK, INVESTORS WILL SUFFER A DECREASE IN THE VALUE OF THEIR SHARES DUE TO DILUTION.

         We will need to raise additional funds in order to complete our business objectives. The most likely source of this funding will be the sale of additional shares of our common stock. When we sell these shares, investors will suffer a decrease in the value of their shares due to dilution."

4. We note from your disclosure on page 17 that Mr. Velestuk has been registered proponent for two run-of river projects, and it appears that Mr. Velestuk continues to work as a management system consultant and ISO 9001 auditor. Please describe any material risks to your investors that may result if Mr. Velestuk has other business operations. Also, please indicate any conflicts of interest that may arise from Mr. Velestuk's involvement in the other hydro-electric projects.

         We have added the following risk factor to our disclosure:

         "BECAUSE OUR PRESIDENT, BRUCE VELESTUK, HAS OTHER BUSINESS INTERESTS, HE MAY NOT BE ABLE OR WILLING TO DEVOTE A SUFFICIENT AMOUNT OF TIME TO OUR BUSINESS OPERATIONS, CAUSING OUR BUSINESS TO FAIL.

         Our president, Bruce Velestuk, is involved in other run-of-river projects and also acts as a management system consultant and ISO 9001 auditor. Accordingly, it is possible that the demands on Mr. Velestuk from his other obligations could increase with the result that he will no longer be able to devote sufficient time to the management of our business. In addition, Mr. Velestuk may not possess sufficient time for our business if the demands of managing our business increased substantially beyond current levels."

         We have also included the following subsection in the "Description of Business" section:

         "Conflict of Interest

         Our president and sole director, Bruce Velestuk, is involved in the development of other run-of-river projects in British Columbia. Locations for those projects have been identified and development of hydroelectric facilities is proceeding. Mr. Velestuk will not proceed with the acquisition of any additional run-of-river projects in the province. Accordingly, there is no expectation of any conflict between our business interests and those of Mr. Velestuk.

         However, possible conflicts may arise in the future if we seek to develop or acquire interests in additional run-of-river projects in which Mr. Velestuk has an interest. If such a situation arises, the acquisition or development of such a project will be subject to approval of a resolution at a meeting of shareholders with Mr. Velestuk disclosing his interest in the transaction and abstaining from voting."

5. We note the discussion of certain risks associated with your business under "Power Purchase Agreement" and "Competitive Business Conditions" on page 23 and under "Government Approvals and Environmental Laws" on page 24. Please expand your risk factor disclosure to include such risks.

         We have expanded our risk factor entitled "IF WE ARE NOT ABLE TO OBTAIN AN AGREEMENT FROM BC HYDRO OR POWEREX CORP. TO PURCHASE ELECTRICITY FROM US ON ACCEPTABLE TERMS, WE WILL NOT BE ABLE TO ESTABLISH A HYDRO-ELECTRIC PROJECT AND OUR BUSINESS WILL FAIL." to include the additional risk disclosure contained in the "Power Purchaser Agreement" section on page 23.

         We have added the following risk factor to include the risks described in the "Competitive Business Conditions" section:

         "IF WE ARE UNABLE TO SUCCESSFULLY COMPETE WITH MUCH LARGER COMPANIES INVOLVED IN THE ENERGY GENERATION SECTOR, OUR BUSINESS WILL FAIL.

         We will compete for available sites, development leases, licenses and concessions and skilled industry personnel with other energy companies, many of which have significantly greater financial resources than us. The energy industry is highly competitive. Our competitors for the acquisition, production and development of alternative energy projects, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than we do."

If we are unable to hire and retain..., page 8
----------------------------------------------

6. Please expand your risk factor to clarify, if true, that you have no employees.

         We have expanded the noted risk factor clarify that we have no employees.

Because there are certain risks inherent to hydro-electric development.., page 8
--------------------------------------------------------------------------------

7. Please expand your risk factor disclosure to more fully describe the "certain risks" inherent in hydro-electric development.

         We have disclosed the risks inherent in hydroelectric development.

If we are not able to meet the assessment requirements..., page 8
-----------------------------------------------------------------

8. Please indicate how long it would take to conduct hearings and public consultations, and to secure the approval of First Nation. Also clarify here, or in another appropriate location in your prospectus, the identity of First Nation.

         We have disclosed that the consultation process will take approximately six to 12 months. We have also clarified that the term "First Nations" refers to aboriginal groups that may claim an interest in the lands upon which our project may be developed.

Selling Shareholders, page 10
-----------------------------
9.       Please  indicate  the  price  paid  for  each  share  by  your  selling
         shareholders  in  the   private   placements  mentioned  in  the  first
         paragraph.

         We have indicated the price paid for each share by our selling shareholders.

10. We note your disclosure regarding the relationships amongst your shareholders following the table. Please tell us why any similar relationships exist among Bruce Velestuk and Herb Tait or Russell Fitton. Please revise as appropriate.

         We have disclosed that Herb Tait is Bruce Velestuk's father-in-law and that Russell Fitton is Bruce Velestuk's nephew-in-law.

Biographical Information, page 17
---------------------------------
11. Please clarify whether the two run-of-river projects for which Mr. Velestuk is the registered owner are projects of Fairview Energy or of another entity. If other entities own those projects, please indicate the names of those entities and whether they are publicly or privately owned.

         We have disclosed that these projects are owned by Link Power Management Ltd., a private British Columbia company owned by Bruce Velestuk.

Security Ownership of Certain Beneficial Owners and Management, page 18
-----------------------------------------------------------------------

12. Given the family relationship of each of the shareholders identified in the footnotes to the selling shareholder table on page 13 with Bruce Velestuk, please indicate in your response letter whether Mr. Velestuk shares any voting or dispositive power over the shares held by such shareholders or otherwise implicitly controls such shares by virtue or such relationships.

         Mr. Velestuk does not have any voting or dispositive power over the shares held by shareholders that have a familial relationship with him. As well, he does not control such shares by virtue of such relationships.

Description of Business, page 20
--------------------------------
13. If your projects may be located in remote locations, please indicate the feasibility of interconnecting to the main power grid and describe who bears the costs of construction, maintenance and operation of the interconnection facilities and power lines.

         We have added the following disclosure:

         "The evaluation of this potential will include an assessment of the costs involved in transmitting and connecting any power we would generate from the site to the main power grid maintained by the government. Typically, we will bear the cost of construction, maintenance and operation of the interconnection facilities and power lines. Accordingly, any run-of-river project that we would consider will have to be within a reasonable distance to the existing power grid or it will not be economically feasible."

14. We note that Phase 4 of projects requires the building and commissioning of the project. Please indicate the general availability in the market of the equipment, etc. that would be required to build your project.

         We have indicated that the necessary equipment and labor to build and commission a hydroelectric project is readily available. Generators and turbines are available from numerous suppliers through the world. Skilled labor is available within the province of British Columbia.

15. Please briefly indicate who would operate and maintain your project once it is completed.

         Our president, Bruce Velestuk will operate any run-of-river project that we develop once it is completed. Almost all facility controls are controlled by computer and remote access. We will also employ a single laborer who will be required to inspect the run-of-river facility on a daily basis and to perform minor maintenance functions such as brush clearing.

Management's Discussion and Analysis
------------------------------------
Plan of Operations, page 25
---------------------------

16. Please expand to make prominent disclosure about the going concern issue, including detailed disclosure about management's plan to continue the business as a going concern. Clarify how you will fund your annual operating expenses estimated at more than 6 times the costs you have incurred since inception, as reported in your financial statements. Please refer to Section 607.2 to the Codification of Financial Reporting Releases.

         We have included an additional subsection entitled "Going Concern Opinion" in our "Plan of Operations" discussion. We have also disclosed the following regarding the financing of additional anticipated operating expenses:

         "We estimate that the cost to complete an initial hydroelectric project is approximately $3,695,000 consisting of:

         1. $20,000 to conduct the hydrology, environmental and fisheries assessments;

         2. $25,000 for administrative costs, including management fees payable to our president, professional fees and general business expenses;

         3. $250,000 to purchase or pay the development fees for a water resource; and

         4. $2,400,000 million in debt financing will be required for the construction of the project. Up to $1,000,000 in equity financing will also be required.

         We anticipate that this additional funding will be in the form of the sale of equity and director loans. We also anticipate that up to 75% of the construction costs of a run of river project will be funded through debt financing. We do not currently have any arrangement for any equity or debt financing or director loans."

17. Please discuss the reasons why you are incurring costs estimated at $17,874 (page 31) to register shares for sale which will produce no additional funding for the company. Please explain why you are incurring this cost when you have limited finding and your business may not be able to continue. Please clarify this represents a significant benefit to those affiliated with Mr. Velestuk who hold a significant portion of the shares to be registered and will receive a significant benefit from the registration.

         We are incurring costs estimated at $17,874 to register shares for sale in order to become a reporting issuer. This will allow us to qualify for quotation of our common stock on the OTC Bulletin Board. We believe that we will be more successful in raising the required funding for our business plan if there is a public trading market for our securities.

         We have disclosed that registration represents a significant benefit to shareholders affiliated with Mr. Velestuk that hold a significant portion of the shares to be registered.

Financial Statements
--------------------
18. Please update the financial statements when required by Item 310(g) of Regulation S-B.

         The financial statements included as part of our amended registration statement comply with the requirements of Item 310(g) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page 30
----------------------------------------------------------------
19. We see your report is dated November 31, but there are only 30 days in November. Please revise the date of your report here and in the consent.

         We have dated our audit report and consent as at November 30, 2005.

Balance Sheet, page 31
----------------------
20. Please clarify by presenting accrued liabilities separately from accounts payable, due to the differences in nature and timing of these obligations. In the statement of cash flows we see the only cash payments were for the office and sundry expenses, and that there have been no cash flows for your accounting and audit fees and for your legal fees. Unpaid professional fees are reported as accounts payable. If you have no accrued liabilities, please revise to caption this line item accounts payable.

         We have separated accounts payable from accrued liabilities in our liability disclosure.

21. As a related matter, significant amounts owed to your auditor may result in lack of independence in appearance or in fact. Please tell us the periods to which the fees apply, when and how the fees were paid, and what remains unpaid as of a current date.

         The amounts due to our auditors at October 31, 2005 represent a liability for audit fees relating to the period from inception to October 31, 2005. We paid the amount due on November 14, 2005. As of the date of this letter we have no unpaid accounts with our auditors.

22. Please clarify these statements by presenting donated capital as part of paid-in capital, rather than as a separate account. This comment also applies to the statement of stockholders' equity.

         We have presented donated capital as part of paid-in capital rather than as a separate account.

Statement of Stockholders' Equity, page 33
------------------------------------------
23. Please revise to present separately each individual issuance of shares, rather than grouping the issuances by price. Please see the requirement for detailed reporting paragraph 11d pf SFAS.

         We have revised the Statement of Stockholders' Equity to present separately each individual issuance of shares.

Going Concern, page 35
----------------------
24. Please expand to provide a reasonably detailed discussion of management's plan to continue the business as a going concern. For example, most of your cash on hand will be required to pay the costs of this registration statement, and so will not be available to fund future operations. Please refer to Section 341 to the Codification of Auditing Standards, and also Section 607.2 to the Codification of Financial Reporting Releases.

         We have expanded this section to provide a detailed discussion of management's plan to continue the business as a going concern.

Stock Based Compensation, page 37
---------------------------------
25. Please revise the second paragraph to clarify that no options have yet been issues; and that the accounting described is for future periods and has not yet been applied due to the absence of transactions. Please clarify here that you have not yet recorded any stock-based compensation.

         We have clarified that we have not granted any options and that the accounting described is for future periods and has not yet been applied due to the absence of transactions. We have also clarified that we have not yet recorded any stock-based compensation.

Note 4 Related Party Transactions, page 39
------------------------------------------
26. Under (a), we note that the advance from your principal shareholder are noninterest bearing. Please revise to accrue interest on the advance as required by SAB Topic 1.B.1.

         The amount of interest on the loan of $81 is immaterial to our financial statements and has therefore not been accrued. The loan was repaid on February 9, 2006.

27. Under (b) you refer to agreement by "both" parties, but there are no parties to the rent transaction other than Mr. Velestuk. Please expand and clarify your disclosures. For guidance, please see paragraph 3 of FAS 57.

         We expanded and clarified the disclosures.

Undertakings, page II
---------------------
28. Please update your undertakings to reflect those required by Item 512 of Regulation S-B after December 1, 2005.

         We have updated our undertaking to comply with Item 512 as currently in effect.

Exhibits
--------
Consent of Independent Registered Public Accounting Firm, Exhibit 23
--------------------------------------------------------------------
29.      Please present a new consent in any amendment.  For guidance please see
         Item 601(b)(23) of Regulation S-B.

         We have filed an updated consent as an exhibit to our amended registration statement.

         Yours truly,

         /s/ Bruce Velestuk

         Fairview Energy Corporation, Inc.
         Bruce Velestuk, President